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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Lauren Sprague Hamill
Joe McCann

Re:	AEON Biopharma, Inc. Registration Statement on Form S-1 Filed August 18, 2023 File No. 333-274094

Ladies and Gentlemen:

On behalf of AEON Biopharma, Inc. (the “Company”), please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of the Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 1”). The Company previously filed a Registration Statement on Form S-1 with the Commission on August 18, 2023 (the “Previous Filing). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Previous Filing received on September 7, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Cover Page

1.	For each of the securities being registered for resale, please disclose the price that the selling securityholders paid for such securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page.

October 20, 2023

2.	Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 8, 52, 58 and 82.

3.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 48-49.

Prospectus Summary

4.	We note your disclosures on page 2 concerning the Forward Purchase Agreements and the PIPE Subscriptions Agreements, including the FPA Funding Amount PIPE Subscription Agreements. Please revise the Summary to explain the purpose for entering into these agreements and the inter-relationship between them. In this regard, we refer to the disclosures on pages 56, 67 and F-31, which appear to indicate that the SPAC entity distributed $66.7 million of funds directly from the Trust Account to the PIPE/FPA investors in order to fund the PIPE investments. We further note your disclosure indicating that the net proceeds from these arrangements amounted to $0. Also, discuss here, and add risk factor disclosure, as appropriate, to address risks associated with these arrangements. For instance, we note that the disclosure on page 67 indicates that, based on declines in its share price, the combined company could receive less than $66.7 million from potential future investments made pursuant to the forward purchase agreements. Also, we note that the combined company's pro forma balance sheet as of June 30, 2023 reflects a derivative liability in the amount of $37.9 million because of the downside risk taken on by the combined company. Lastly, please revise to indicate whether Priveterra, AEON, or their directors, officers, advisors or respective affiliates had material relationships with the PIPE/FPA investors at the time the PIPE and FPA agreements were negotiated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2-3, 10-11, 49-50, 61-62, and 86-87.

October 20, 2023

Risk Factors

5.	Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 48-50 and 86-87.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s Class A ordinary shares. Your discussion should highlight the fact that the Sponsor, a beneficial owner of 18.6% of your outstanding shares, as well as other principal stockholders such as your PIPE investors, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 49, 76 and 81-83.

Liquidity and Capital Resources

7.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination, including the effects of any purchases made under the forward agreements. We also note your disclosure on page 9 that you may raise additional capital through the sale of public or private equity or convertible debt securities. Please discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 81-83.

October 20, 2023

8.	Please revise throughout your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the sponsor, private placement investors, and PIPE investors acquired their shares and warrants, and the price that the public security holders acquired their shares and warrants. Disclose that while the sponsor and private placement investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page, pages 8, 48-49, and 81-83.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:	(via email)
Marc Forth, Chief Executive Officer, AEON Biopharma, Inc.
Alex Wilson, Esq. Executive Vice President, Chief Legal Officer & Secretary, AEON Biopharma, Inc.
B. Shayne Kennedy, Esq., Latham & Watkins LLP
Eric Hanzich, Esq., Latham & Watkins LLP